Joseph A. Herz

Tel. 212.801.6926

Fax 212.805.5539

herzj@gtlaw.com

June 26, 2012

VIA EDGAR AND HAND DELIVERY

Securities and Exchange Commission

Attention: Max A. Webb

Mail Stop 4561

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	RLJ Entertainment, Inc. Amendment No. 1 to Registration Statement on Form S-4 Filed April 13, 2012 File No. 333-180714

Ladies and Gentlemen:

On behalf of RLJ Entertainment, Inc., a Nevada corporation (the “Company”), and pursuant to the applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), please find attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 1 to the above referenced Registration Statement (the “Registration Statement”) on Form S-4 (“Amendment No. 1”).

Amendment No. 1 includes revisions in response to the comment letter from the Staff of the Commission (the “Staff”) to Mr. H. Van Sinclair of the Company dated May 10, 2012 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four (4) copies of Amendment No. 1, which have been marked to indicate the location of changes from the Registration Statement filed on April 13, 2012, together with copies of this response letter as filed with the Commission.

Securities and Exchange Commission

June 26, 2012

General

1.	We note that the joint proxy statement/prospectus contains a number of blanks. Please fill in these blanks with your next amendment or tell us when you intend to do so.

Response to Comment No. 1

The Company has filled in as many of the blanks contained in the Registration Statement as may be completed at this time. The Company supplementally advises the Staff that any remaining blanks will be filled in subsequent amendments to the Registration Statement prior to effectiveness.

Letter to RLJ and Image Stockholders

2.	Please refer to the first paragraph on page 2 of the letter. Please revise the second sentence to disclose the percentage of RLJ common stock owned by the RLJ initial stockholders.

Response to Comment No. 2

The Company has added disclosure on page two of the Letter to the Stockholders of RLJ and Image in Amendment No. 1 to include the approximately 20% ownership interest of the RLJ initial stockholders in RLJ in response to the Staff’s comment.

3.	Please refer to the second paragraph on page 2 of the letter. Please revise to disclose the pro rata redemption amount per share as of the most recent practicable date. Please also revise comparable disclosure throughout the joint proxy statement/prospectus as applicable.

Response to Comment No. 3

The Company has revised the disclosure on page two of the Letter to RLJ and Image Stockholders and elsewhere in Amendment No. 1 to include the per-share redemption amount of $9.95 for RLJ stockholders in response to the Staff’s comment.

Notice of Special Meeting of Stockholders

4.	Please refer to the Image Notice of Special Meeting of Stockholders. With respect to Image, please revise the joint proxy statement/prospectus to include the information required by Item 402(t) of Regulation S-K. Refer to Item 5 of Schedule 14A. Please also revise to include a new matter which provides for the advisory vote required by Rule 14a21(c) of the Securities Exchange Act of 1934. Please also revise the joint proxy statement/prospectus throughout as applicable.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 4

The Company has revised the disclosure beginning on page 176 of Amendment No. 1 to include the information required by Item 402(t) of Regulation S-K. In addition, the Company has revised Amendment No. 1 to include a proposal to approve, on a non-binding, advisory basis, the merger-related compensation arrangements of Image’s named executive officers in response to the Staff’s comment.

Forward-Looking Statements, page i

5.	Since the Private Securities Litigation Reform Act does not apply to initial public offerings, please remove the reference to it. Alternately, revise the disclosure to clarify that it has no relevance to this offering.

Response to Comment No. 5

The Company has deleted the reference to the Private Securities Litigation Reform Act on page i of Amendment No. 1 in response to the Staff’s comment.

Questions and Answers, page 1

Questions and Answers for RLJ Stockholders, page 5

6.	Given the significance of the interests of RLJ’s directors and officers in the proposed business combination and its approval, please include a separate Q&A to disclose and quantify these interests.

Response to Comment No. 6

The Company has revised the disclosure to include a new question and answer titled “What interests do RLJ’s current officers and directors have in the business combination” beginning on page 6 of Amendment No. 1, which discloses and quantifies the interests of RLJ’s directors and officers in the proposed business combination and its approval in response to the Staff’s comment.

Q: Why is RLJ proposing the business combination, page 5

7.	We note your disclosure in the fifth paragraph of the answer that the proposed business combination provides New RLJ stockholders with an opportunity to participate in a company with “significant growth potential.” We also note Image’s net loss in two of the last three fiscal years and in the most recent interim period and the pro forma net loss of the combine company. Please revise to disclose your basis for the belief that the combine company has “significant growth potential.” Alternative, revise to remove such claim.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 7

The Company has deleted the reference to “significant growth potential” on page 6 of Amendment No. 1 in response to the Staff’s comment.

Q: How do I exercise my redemption rights, page 8

8.	Given that RLJ’s special meeting could be postponed or adjourned, please advise, with a view towards revised disclosure, whether the delivery dates disclosed in this section will be extended if the meeting or vote is delayed.

Response to Comment No. 8

The Company has revised the disclosure in the question and answer titled “Q: How do I exercise my redemption rights” on page 9 of Amendment No. 1 to clarify that the deadline for delivery of shares of RLJ common stock is the later of the date specified or two business days prior to the date of the vote on the proposal to approve and adopt the Image merger agreement by RLJ stockholders.

Summary, page 14

The Proposed Business Combination, page 15

9.	Please revise this section or add a new section to detail the transaction values of the Image and Acorn acquisitions. We note that the sections on pages 17 and 18 detail certain consideration to be received by the various stockholders of Image and Acorn but the transaction values are not clearly disclosed. Please revise this section so that RLJ stockholders can clearly understand the purchase price for each company whether the acquisition is structured as a merger or stock purchase and whether the consideration is in the form of cash, stock, warrants, notes, or the assumption of debt.

Response to Comment No. 9

The Company has revised the disclosure in the sections titled “Merger Consideration Received by Image Stockholders,” “Consideration to be Received by Holders of Image Series B Preferred Stock,” and “Consideration to be Received by Acorn Shareholders” on page 18 of Amendment No. 1 in response to the Staff’s comment to detail the transaction values of the Image and Acorn acquisitions.

Consideration to be Received by Acorn Shareholders, page 17

10.	Please revise clause (iii) to disclose the exercise price of the warrants to be issued pursuant to the Acorn stock purchase agreement. In this regard, we note based on the disclosure in the Warrant Exercise Payment section on page 189 that the exercise price appears to be $0.75 per share.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 10

The Company has revised the disclosure on page 18 of Amendment No. 1 to disclose the exercise price of $12.00 per share for the warrants to be issued by the Company pursuant to the Acorn purchase agreement. The Company advises the Staff that the reference on page 207 of Amendment No. 1 to $0.75 per share relates to the amount that the shareholders of Acorn will be required to pay on a per share basis to RLJ’s sponsor upon exercise of the warrants to reimburse RLJ’s sponsor for its original purchase price for the warrants. This amount is in addition to the exercise price of $12.00 per share that will be paid to the Company upon exercise of the warrants. The Company has corrected the disclosure on page 207 of Amendment No. 1 to note that the $0.75 per share is payable to RLJ’s sponsor and not RLJ upon exercise of the warrants by the shareholders of Acorn.

RLJ Special Meeting, page 19

Interests of Officers and Directors in the Business Combination, page 22

11.	While it is appropriate to refer to the more detailed disclosure later in the joint proxy statement/prospectus, the interests of RLJ’s and Image’s officers and directors in the proposed business combination should be highlighted and summarized here.

Response to Comment No. 11

The Company has added disclosure on pages 23 and 24 of Amendment No. 1 describing the interests of RLJ’s and Image’s officers and directors in response to the Staff’s comment.

Selected Consolidated Historical Financial Data of Acorn, page 26

12.	We note your disclosure of “operating income per common share.” Please note that this measure is considered a non-GAAP financial measure under Regulation G and Item 10(e) of Regulation S-K as the measure excludes interest and income taxes among other items. Please revise to include the disclosures required by Item 10(e) of Regulation S-K for non- GAAP financial measures. Also, you should present this non-GAAP financial measure at the bottom of your table of selected financial data, to avoid undue prominence of the disclosure. Alternatively, you may revise to eliminate presentation of this disclosure. Please revise accordingly. Similarly, please revise your disclosure on page 27 as it relates to the presentation of the non-GAAP financial measure “income from operations per common share.”

Response to Comment No. 12

The Company has deleted the presentation of “operating income per common share” in the sections titled “Selected Consolidated Historical Financial Data of Acorn” on page 28 of Amendment No. 1 and “Selected Unaudited Pro Forma Condensed Combined Financial Information” on page 29 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

June 26, 2012

13.	Please revise the Summary Statement of Pro Form Combined Income Data and the Summary Pro Forma Combined Balance Sheet Data tables on page 27 to remove the Historical-Combined Columns. We do not believe the presentation of historical-combined amounts of RLJ, Image and Acorn is appropriate and further, maybe misleading to the reader as the amounts combined on a historical costs basis do not include purchase accounting effects on the assets acquired and liabilities assumed or to related depreciation and amortization expense of the such assets or liabilities at their acquisition-date fair values. Alternatively you may present a separate column for each of the entities on a historical costs basis in the tables alongside the Adjustments and Pro Forma columns.

Response to Comment No. 13

The Company has deleted the “Historical-Combined Column” and added a separate column for each of RLJ, Image and Acorn on a historical cost basis adjacent to the Adjustments and Pro Forma columns on pages 29 and 30 of Amendment No. 1 in response to the Staff’s comment.

Comparative Per Share Data, page 28

14.	Please revise to disclose how the book value per share of common stock was calculated or determined for each of RLJ, Image and Acorn Media Group.

Response to Comment No. 14

The Company has expanded the tables on pages 31 and 32 of Amendment No. 1 to include the line items needed to calculate the book value per share of common stock for each of RLJ, Image and Acorn in response to the Staff’s comment.

Risk Factors, page 31

15.	Please add a risk factor that the ability of the sponsor to purchase up to 25% of the shares prior to the vote in addition to the 20% it already controls might increase the chance that the transaction might be approved considering the incentives elsewhere described for the sponsor group to have an approved transaction.

Response to Comment No. 15

The Company has added a new risk factor titled “RLJ, its sponsor, directors, officers, advisors and their affiliates may elect to purchase shares from RLJ stockholders, in which case RLJ or such sponsor, directors, officers, advisors and their affiliates may influence a vote in favor of a proposed business combination that you do not support” on page 34 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

June 26, 2012

Risk Factors Relating to Image’s Business, page 33

The standard DVD format has matured, page 38

16.	Revise the heading to state, if true, that the standard DVD market is declining.

Response to Comment No. 16

The Company has revised the heading on page 43 of Amendment No. 1 in response to the Staff’s comment.

Risks Related to Acorn’s Business, page 39

Acorn’s sales are concentrated in relatively few customers, page 39

17.	We note the collective percentages in 2011 and 2010 of Acorn’s net revenues attributable to Amazon and AEC. Please revise to quantify the percentage attributable to each of Amazon and AEC individually.

Response to Comment No. 17

The Company has revised the disclosure on page 45 of Amendment No. 1 to quantify the percentages of net revenues for Acorn attributable to each of Amazon and AEC in fiscal year 2011 and 2010.

There may be liabilities associated with the acquisition of Foyle’s War assets, page 42

18.	Please revise to quantify the percentage of Acorn’s net revenues attributable to the Foyle’s War assets in 2011 and 2010.

Response to Comment No. 18

The Company has revised the disclosure on page 48 of Amendment No. 1 to quantify the percentage of net revenues for Acorn attributable to the Foyle’s War assets in fiscal year 2011 and 2010.

Risk Factors Relating to the Business Combination, page 45

As a result of the Jumpstart Our Business Startups Act, page 53

19.	We note your disclosure that New RLJ may qualify as an “emerging growth company.” Please advise us regarding your basis for the above statement.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 19

The Company supplementally advises the Staff that since the Company is a successor in interest to RLJ, and based on recent guidance provided by the Staff in connection with the Jumpstart Our Business Startups Act (the “JOBS Act”) (see question and response number 24 from the Jump Start Our Business Startups Act Frequently Asked Questions May 3, 2012)), the Company does not believe that it would qualify as an “emerging growth company” under the JOBS Act. Accordingly, the Company has deleted the risk factor titled “As a result of the Jumpstart Our Business Startups Act recently signed into law, if the business is completed, New RLJ could be subject to reduced reporting requirements, relative to other public companies” on page 58 of Amendment No. 1.

There are significant limitations on RLJ’s right to make damage claims, page 53

20.	Please expand this risk factor to explain why it is necessary to limit the right of RLJ to make damage claims against Image for representations, warranties, or covenants since all three are effectively part of the registration statement upon which securities are being offered.

Response to Comment No. 20

The Company has revised the disclosure in the risk factor titled “There are significant limitations on RLJ’s right to make contractual indemnification claims against Image for the breach of any representations and warranties or covenants made by Image in the Image merger agreement” on page 58 of Amendment No. 1 to clarify that there is a limitation on RLJ’s right to make contractual indemnification claims pursuant to the Image merger agreement in response to the Staff’s comment.

Information About RLJ, page 54

Management’s Discussion and Analysis of Financial Condition, page 57

21.	We note from your disclosure on page 19 that to finance a portion of the purchase price and related costs of the business combination, New RLJ anticipates entering into a senior credit facility which will include a $20 million revolving credit facility and a $22 million term loan. We further note that the $22 million term loan has been included in the pro forma financial statements with the assumption that it will be entered into upon the acquisition transactions. Please revise your disclosure in RLJ’s Liquidity section of MD&A to discuss the nature and terms of this credit facility including applicable interest rates, maturity date, and any restrictive covenants.

Response to Comment No. 21

The Company has revised the subsection of RLJ’s MD&A titled “Liquidity and Capital Resources” to disclose the nature and terms of the proposed senior credit facility, including applicable interest rates, maturity date and restrictive covenants on page 64 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

June 26, 2012

Contractual Obligations, page 57

22.	We note your disclosure that RLJ does not have any long term debt, capital lease obligations, operating lease obligations or purchase obligations. However, in light of the fact that concurrent with this transaction, it appears you will incur additional debt and obligations such as lease obligations, we believe it would be beneficial to provide a pro forma table of contractual obligations which would disclose the debt and obligations of New RLJ assuming that the merger of Image and acquisition of Acorn (including acquisition of ACL) occur as proposed in this filing. Please revise accordingly.

Response to Comment No. 22

The Company has added a pro forma table of contractual obligations on page 62 of Amendment No. 1 disclosing the debt and other obligations of New RLJ assuming the consummation of the business combination.

Security Ownership of Certain Beneficial Owners and Management, page 64

23.	We note that the required information has been provided as of March 8, 2012. Please revise to provide the required information as of the most recent practicable date. Refer to Item 6 of Schedule 14A and Item 403 of Regulation S-K.

Response to Comment No. 23

The Company has revised the “Security Ownership of Certain Beneficial Owners and Management” table for RLJ on page 72 of Amendment No. 1 to provide the required information as of June 1, 2012 in response to the Staff’s comment.

24.	Please revise footnotes 4, 5, and 6 to name the natural person with voting and investment control over the shares footnoted.

Response to Comment No. 24

The Company supplementally advises the Staff that the information contained in footnotes 4, 5, and 6 appearing on page 73 of Amendment No. 1 is based solely on the Schedule 13G or Schedule 13G/A filed with the Commission by each of the relevant stockholders of RLJ and such information does not include the name of the natural person with voting and investment control over the shares of RLJ common stock described in such footnotes. Accordingly, the Company has not revised the disclosure.

Information About Image, page 71

Industry Trends, page 76

25.	We note that the industry trends disclosed in this section appear to be dated. Please revise for calendar year 2011 or advise.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 25

The Company has revised the “Industry Trends” section on page 87 of Amendment No. 1 to update the section as of a more current date.

Security Ownership of Certain Beneficial Owners and Management, page 104

26.	We note that the required information has been provided as of July 12, 2011. Please revise to provide the required information as of the most recent practicable date. Refer to Item 6 of Schedule 14A and Item 403 of Regulation S-K.

Response to Comment No. 26

The Company has revised the “Security Ownership of Certain Beneficial Owners and Management” table for Image on page 111 of Amendment No. 1 to provide the required information as of June 1, 2012 in response to the Staff’s comment.

Information About Acorn, page 109

Management’s Discussion and Analysis of Financial Condition, page 115

Liquidity and Capital Resources, page 120

27.	Please revise to expand your liquidity discussion to cover the three-year period covered by the financial statements, using year-to-year comparisons or any other format to enhance the reader’s understanding. Refer to Instruction 1 to paragraph 303(a) of Regulation S-K.

Response to Comment No. 27

The Company has revised the disclosure beginning on page 128 of Amendment No. 1 to include the three-year period covered by the financial statements in response to the Staff’s comment.

Proxy Solicitations, page 126

28.	We note the disclosure in this section and in the Proxy Solicitations section on page 132 that proxies may be solicited by telephone or in person. Please confirm that RLJ or Image, as applicable, will file all written soliciting materials, including any scripts to be used in soliciting proxies by telephone or personal interview.

Response to Comment No. 28

The Company supplementally advises the Staff that it has received confirmation from each of RLJ and Image that any written solicitation materials, including any scripts to be used in soliciting proxies by telephone or personal interview, will be filed with the SEC no later than the date first used.

Securities and Exchange Commission

June 26, 2012

The Business Combination, page 135

Background of the Business Combination, page 135

29.	Please revise this entire section so that it provides substantive information about the development of the transaction so that the recital of dates, meetings, and telephone calls mentioned in the present version becomes a source of meaningful information. For instance, the last three paragraphs on page 138 contain the following: the “ parties continued to negotiate the merger consideration over the following months,” “a teleconference to discuss the status of the transaction and pricing maters,” and “numerous teleconferences. . . to discuss and negotiate the terms of the potential transaction,” “further negotiated the letter of intent.” Please revise.

Response to Comment No. 29

The Company has revised the section titled “Background of the Business Combination” beginning on page 147 of Amendment No. 1 to provide additional substantive information about the development of the proposed business combination.

RLJ, Image and Acorn, page 137

30.	Please refer to the meeting held on October 5, 2011. We note your disclosure that Image proposed merger consideration of $0.15 per share in RLJ common stock for all stockholders and for redemption of the Series B Preferred Stock at par. Please revise to disclose the transaction value of this proposal.

Response to Comment No. 30

The Company has revised the disclosure on page 150 of Amendment No. 1 to disclose the total enterprise value of this proposal.

31.	We note your disclosure that between October 22, 2011 and October 25, 2011 Image and RLJ negotiated a letter of intent. To the extent transaction value was negotiated and referenced in the signed letter of intent, please revise to disclose any material negotiations related to transaction value to include proposal details and the party that presented the proposal.

Response to Comment No. 31

The Company has revised the disclosure on page 151 of Amendment No. 1 to reflect the material negotiations that took place regarding transaction value during this period of time.

32.	We note your disclosure that on December 21, 2011 RLJ and Acorn entered into a letter of intent. To the extent transaction value was referenced in the signed letter of intent, please revise to disclose the referenced transaction value. Additionally, to the extent transaction value materially changed from the transaction value proposed by RLJ on December 1, 2011, please revise to disclose any material negotiations related to transaction value to include proposal details and the party that presented the proposal. Further, we note that on January 23, 2012 that Image became a party to this letter of intent. To the extent transaction value related to Image was referenced in this letter of intent, please revise to clarify such fact and disclose such transaction value.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 32

The Company has revised the disclosure on page 152 of Amendment No. 1 to clarify that (i) the aggregate amount of consideration to be paid to Acorn shareholders set forth in the December 21, 2011 letter of intent (the “December 21st LOI”) was consistent with the proposal made by RLJ on December 1, 2011 and (ii) the aggregate amount of consideration to be paid to Image stockholders set forth in the December 21st LOI (which Image became a party to on January 23, 2012), was consistent with the proposal agreed to by RLJ and Image on October 25, 2011.

33.	We note your disclosure that on January 19, 2012 Salem Partners presented to Image’s special committee a stand-alone valuation for Image. Please revise to disclose this standalone valuation.

Response to Comment No. 33

The Company has revised the disclosure on page 152 of Amendment No. 1 regarding the stand-alone valuation presented to Image’s special committee by Salem Partners on January 19, 2012 in response to the Staff’s comment.

Recommendation of the RLJ Board; RLJ’s Reasons for the Business Combination, page 141

34.	Please refer to the third paragraph and the eighth bullet point thereto. Please revise to identify the comparable companies and their respective valuations in comparison to the proposed business combination.

Response to Comment No. 34

The Company has added disclosure in the section titled “Recommendation of the RLJ Board; RLJ’s Reasons for the Business Combination” on page 155 of Amendment No. 1 to identify the comparable companies and a range of their respective valuations in comparison to the proposed business combination.

35.	Please refer to the third paragraph and the ninth bullet point thereto. To the extent known at the time, please revise to quantify the anticipated annual operational cost savings expected to be realized from the proposed business combination. Please also include any material assumptions or limitations necessary to facilitate RLJ’s stockholders understanding for the basis for and limitations on these estimates.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 35

The Company added disclosure in the section titled “Recommendation of the RLJ Board; RLJ’s Reasons for the Business Combination” on page 155 of Amendment No. 1 to quantify the anticipated annual operational cost savings expected to be realized from the proposed business combination and to include certain material assumptions and limitations relating to the anticipated annual operational cost savings.

Recommendation of the Image Board; Image’s Reasons for the Business Combination, page 144

36.	Please refer to the third paragraph and the twentieth bullet point thereto. We note that Image shareholders are to receive 0.0097 shares of New RLJ common stock for each share of Image common stock. Please advise, with a view towards revised disclosure, how this exchange ratio was determined and whether this exchange ratio presents a premium or discount to the historical trading price of Image common stock. Please also revise the Background of the Business Combination section as applicable.

Response to Comment No. 36

The Company supplementally advises the Staff that, as disclosed in the revised Background of the Business Combination discussion, RLJ offered to purchase Image for a total enterprise value of approximately $53.5 million. In an effort to transfer value to Images’s public stockholders, (i) the holders of Image’s Series B Preferred Stock agreed to forego the payment of accrued but unpaid dividends on the Series B Preferred Stock, which, as of March 31, 2012, amounted to approximately $6.82 million in the aggregate, and (ii) the JH Entities and certain other Image stockholders agreed to collectively contribute to Image for no consideration shares of Image common stock that would be cancelled immediately prior to the completion of the Image merger. RLJ, Image and the JH Entities agreed that Image’s Series B Preferred would be redeemed at the original purchase price, for an aggregate of $22.6 million, and approximately $22.9 million in New RLJ common stock would be paid to the holders of Image common stock. The parties further agreed that all outstanding shares of Image common stock would be converted into the right to receive up to 2,289,000 shares of New RLJ common stock, less up to 150,000 shares of New RLJ common stock depending on the amount of expenses incurred by Image in connection with the Image merger agreement (up to a maximum of $1.5 million of such expenses). As of June 1, 2012, there were 256,402,133 shares of Image common stock outstanding, including approximately 900,000 shares of unvested restricted stock that will be cancelled in connection with the Image merger.

In the course of negotiations, the JH Parties, Image management and certain other Image stockholders (that we refer to as the Image insiders) agreed that the Image public stockholders would receive a disproportionate share of the merger consideration; an aggregate of 12.5% of the merger consideration although public stockholders owned only 10.8% of the Image common stock outstanding.  Allocating 12.5% of the merger consideration to the approximately 27,546,000 shares held by public stockholders resulted in an exchange ratio of 0.00972 shares of New RLJ common stock for each share of Image common stock held by the public stockholders.  In order that each share of Image common stock receive the same per share merger consideration, while allocating to the public stockholders in aggregate a disproportionate share of the merger consideration, the Image insiders will contribute to Image for no consideration up to 35.4 million shares of Image common stock for cancellation immediately prior to the effective time of the Image merger.

Securities and Exchange Commission

June 26, 2012

The Company has revised the disclosure under “Recommendation of the Image Board; Image’s Reasons for the Business Combination” on page 158 of Amendment No. 1 to indicate that, based on a price per share for New RLJ common stock of $10.00, the per share merger consideration for Image common stock is $0.097. The per share merger consideration represents a premium of 21% over $0.08, the closing trading price of Image common stock on March 30, 2012, the last trading day before the Image merger was announced.

37.	Please have the board specially note that the price per share they chose to sell Image at is below the actual price per share on September 30, 2011 and March 23, 2011. See page 151.

Response to Comment No. 37

The Company supplementally advises the Staff that although the Image board was aware that the price per share reflected in the Image merger consideration was below the price per share of Image common stock on September 30, 2011 and March 23, 2011, the trading prices of Images’s common stock were only one factor considered by the Image board in determining whether to approve the Image merger agreement. Furthermore, the $0.097 price per share represented a premium of 14.3% over $0.09, the closing trading price of Image common stock on March 28, 2012, the last trading day before the Image merger was approved, and 21% over $0.08, the closing trading price on March 30, 2012, the last trading day before the Image merger was announced. In light of the factors actually considered by the Image board in deciding to recommend the Image merger agreement to the Image stockholders, Image does not believe that the requested disclosure is appropriate.

Financial Advisors to Image and the Image Special Committee, page 147

38.	Please provide us with a copy of the board book and any other materials prepared by Salem Partners. Also, provide us with a copy of the applicable engagement letter.

Response to Comment No. 38

The Company supplementally advises the Staff that the engagement letter of Salem Partners is being provided to the Staff under separate cover by counsel for Salem Partners, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended, and Rule 418 under the Securities Act of 1933, as amended. In accordance with such Rules, Salem Partners’ counsel has requested that such materials be returned promptly following completion of the Staff's review thereof. By separate letter, counsel for Salem Partners also has requested confidential treatment of such materials pursuant to the provisions of 17 C.F.R. § 200.83.

Securities and Exchange Commission

June 26, 2012

A copy of the March 29, 2012 board book prepared by Salem Partners has been filed as Exhibit 99.9 to Amendment No. 1, and an additional copy is included with the above-referenced letter to the Staff from counsel for Salem Partners.

Opinion of Image’s Special Committee Financial Advisor, page 147

39.	We note your disclosure in the second paragraph that Salem Partners received a fee for its services, a portion of which was paid upon Salem Partners’ engagement, and the balance of which was paid upon delivery of Salem Partners’ opinion. Please revise to quantify the fees paid to Salem Partners with respect to the proposed business combination.

Response to Comment No. 39

The Company has revised the second paragraph under “Opinion of Image’s Special Committee Financial Advisor” on page 160 of Amendment No. 1 to quantify the fees paid to Salem Partners with respect to the proposed business combination in response to the Staff’s comment.

40.	Please revise the discussions of the various financial analyses used by Salem Partners so that the recipients of the joint proxy statement/prospectus can understand exactly what each analysis indicates. As a general matter, for each included financial analysis, please provide sufficient explanation of each step of the analysis and the conclusion such that an Image stockholder will understand how the analysis supports a conclusion that the proposed business combination is fair from a financial point of view. We offer some additional guidance in the comments below.

Response to Comment No. 40

The Company notes that the discussions of the various financial analyses used by Salem Partners have been revised in Amendment No. 1 in response to the Staff’s comment. Specific revisions to such sections are described in the responses to certain of the Staff’s comments below.

Image Merger Consideration, page 151

41.	Refer to the first sentence on page 152. Please list the 138 transactions and add disclosure explaining why you believe this set of transactions is useful even though it may consist of an overwhelming number of transactions in very different industries.

Response to Comment No. 41

The Company has revised the disclosure beginning on page 165 of Amendment No. 1 to list the 138 transactions reviewed. The discussion regarding such transactions has been expanded to explain why the set of transactions was viewed by Salem Partners in its professional judgment as useful even though it consists of a number of transactions in very different industries.

Securities and Exchange Commission

June 26, 2012

Comparable Companies Analysis, page 152

42.	Please revise to discuss in greater detail the specific criteria used to select the comparable companies. Please explain why you believe companies such as Walt Disney, DreamWorks, and News Corp. provide useful comparisons considering their size, diversification, and profitability.

Response to Comment No. 42

The Company advises the Staff that the discussion on page 168 of Amendment No. 1 surrounding the Comparable Companies Analysis has been expanded to explain why companies such as Walt Disney, DreamWorks, and News Corp. were chosen for the comparison and why, in the professional judgment of Salem Partners, these companies provide a useful comparison considering their size, diversification, and profitability.

43.	Please revise to disclose the enterprise value to EBITDA multiples for each comparable company.

Response to Comment No. 43

The Company advises the Staff that the list of comparable companies in the Comparable Companies Analysis on page 169 of Amendment No. 1 has been expanded to include the enterprise value to EBITDA multiples used for each comparable company.

44.	We note that Salem Partners derived and applied a multiple range of 7x to 12x to calculate a range of implied values per share of Image. Please revise to discuss in greater detail why Salem Partners applied this multiple range.

Response to Comment No. 44

The Company advises the Staff that the discussion on page 168 of Amendment No. 1 surrounding the range of multiples used in the Comparable Companies Analysis has been expanded to explain why Salem Partners believed that a multiple range of 7x to 12x was appropriate for the analysis.

45.	Based on the above comments, please revise the Acorn Comparable Companies Analysis and Combined Company Comparable Companies Analysis sections on page 154.

Response to Comment No. 45

The Company has revised the disclosure on page 170 and 171 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

June 26, 2012

Precedent Transaction Analysis, page 153

46.	Please revise to discuss in greater detail the specific criteria used to select the precedent transactions.

Response to Comment No. 46

The Company advises the Staff that the discussion on page 169 of Amendment No. 1 surrounding the Precedent Transactions Analysis has been expanded to explain in greater detail the criteria used to select the precedent transactions.

47.	Please revise to disclose the enterprise value to EBITDA multiples for each target company for each selected transaction.

Response to Comment No. 47

The Company advises the Staff that the list of precedent transactions on page 169 of Amendment No. 1 in the Precedent Transactions Analysis has been expanded to include the enterprise value to EBITDA multiples used in the analysis.

48.	We note that Salem Partners derived and applied a multiple range of 5x to 8x to calculate a range of implied values per share of Image. Please revise to discuss in greater detail why Salem Partners applied this multiple range. Explain why a range of ($0.36) to $0.42 is not too broad to be meaningful.

Response to Comment No. 48

The Company advises the Staff that the disclosure on page 169 of Amendment No. 1 surrounding the range of multiples used in the Precedent Transactions Analysis has been expanded to explain why Salem Partners believed that a multiple range of 5x to 8x was appropriate for the analysis.

The Company respectfully submits that the range listed in the Registration Statement is stated as “($0.036) to $0.042,” rather than ($0.36) to $0.42. The Company believes that the $0.078 range is narrow enough to be meaningful and revisions to the disclosure are not necessary.

49.	Based on the above comments, please revise the Acorn Precedent Transactions Analysis and Combined Company Precedent Transaction Analysis sections on page 154.

Response to Comment No. 49

The Company has revised the disclosure on page 171 and 172 of Amendment No. 1 in response to the Staff’s comment.

Securities and Exchange Commission

June 26, 2012

Discounted Cash Flow Analysis, page 153

50.	Please revise this section, the Acorn Discounted Cash Flow Analysis and the Combined Company Discounted Cash Flow Analysis sections on pages 154 and 155 to explain in greater detail the steps involved in these analyses which in each case led to the implied equity value conclusions with respect to Image, Acorn and the combined company.

Response to Comment No. 50

The Company has revised the disclosures on pages 170 through 172 of Amendment No. 1 surrounding the Discounted Cash Flow Analysis, Acorn Discounted Cash Flow Analysis, and Combined Company Discounted Cash Flow Analysis in response to the Staff’s comment.

Interests of Officers and Directors in the Business Combination, page 155

Interests of Image Officers and Directors in the Business Combination, page 156

Restricted Stock Ownership, page 157

51.	We note that certain officers and directors of Image will be entitled to accelerated vesting of certain restricted stock awards. Please revise to quantify the aggregate value of these accelerated restricted stock awards.

Response to Comment No. 51

The Company has revised the disclosure on page 175 of Amendment No. 1 to include a table showing the number and aggregate value of the restricted stock awards held by certain directors and executive officers of Image that will fully vest in connection with the Image merger.

Image Preferred Stock Purchase Agreement, page 158

52.	We note that certain officers and directors of Image own Series B Preferred Shares and that such Series B Preferred Shares will be purchased prior to the Image merger. Please revise to quantify the number of Series B Preferred Shares owned by each director and officer and the aggregate amount that they will receive pursuant to the Image preferred stock purchase agreement.

Response to Comment No. 52

The Company has revised the disclosure on page 177 of Amendment No. 1 to include a table showing the number of Series B Preferred Shares owned by each director and officer of Image and the aggregate amount of consideration that each such individual will receive pursuant to the Image preferred stock purchase agreement.

Securities and Exchange Commission

June 26, 2012

Material U.S. Federal Tax Consequences, page 162

53.	Please revise to reflect that your discussion of U.S. federal income tax consequences in this section represents RLJ’s and Images’ counsels’ opinion rather than merely a “summary” of material U.S. federal income tax consequences. Alternatively, please confirm that each counsel will file long-form tax opinions.

Response to Comment No. 53

The Company has revised the disclosure on page 181 of Amendment No. 1 in response to the Staff’s comment.

The Agreements, page 166

54.	We note your disclosure in the introductory paragraph that the Image merger agreement and the Acorn stock purchase agreement each contain representations and warranties made by the respective parties which are qualified by each agreement’s respective disclosure schedules. Please confirm that your description in this joint proxy statement/prospectus of these agreements are materially complete.

Response to Comment No. 54

The Company supplementally advises the Staff that the descriptions of the Image merger agreement and the Acorn Stock purchase agreement contained in the joint proxy statement/prospectus are materially complete.

Unaudited Pro Forma Condensed Combined Financial Information, page 200

55.	We note your disclosure that the historical financial statements of ACL, which was acquired by Acorn in February 2012, will be included in Amendment #1 to your registration statement. Please revise to include the applicable required financial statements and auditor’s report for ACL.

Response to Comment No. 55

The Company advises the Staff that the audited historical financial statements of ACL for the fiscal years ended March 31, 2011 and 2010, prepared in accordance with UK GAAP, with footnotes for reconciliation to US GAAP and US GAAS, have been included in Amendment No. 1 beginning on page F-86 along with the auditor’s report relating to such financial statements. In addition, Amendment No. 1 includes unaudited financial statements and accompanying footnotes for ACL for the fiscal year ended March 31, 2012.

56.	We note your disclosure in the second paragraph on page 200 that RLJ’s audited statement of operations for the twelvemonths ended December 31, 2011 has been combined with Image’s unaudited statement of operations for the twelve months ended December 31, 2011. In light of the fact that Image’s fiscal year end is March 31, 2011, please revise to disclose how you calculated or determined the amounts related to Image’s statement of operations for the twelve months ended December 31, 2011 pursuant to Rule 11-02(c)(3) of Regulation S-X.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 56

The Company has revised the disclosure in the second paragraph of the section titled “Unaudited Pro Forma Condensed Combined Financial Information” on page 222 of Amendment No. 1. The Company further advises the Staff that the pro forma information contained in this section has been updated to March 31, 2012 in accordance with Rule 11-02(c) of Regulation S-X. As a result, the December 31, 2011 pro forma balance sheet has been replaced with the March 31, 2012 pro forma balance sheet, and a pro forma statement of operations for the three months ended March 31, 2012 has been added. In addition, in accordance with Rule 11-02(c)(3) of Regulation S-X, the unaudited pro forma combined statement of operations for the year ended December 31, 2011 includes the historical operations of RLJ and Acorn for the 12 months ended December 31, 2012 and the historical operations of Image for the 12 months ended March 31, 2012.

57.	We note your disclosure in the last paragraph on page 201 that the pro forma data and related notes have been prepared under the assumption that none of the holders of RLJ common stock exercise their redemption rights under RLJ’s amended and restated articles of incorporation. In light of the fact that there is a possibility that holders of RLJ common stock may exercise their redemption rights, and these redemptions would affect certain financial statement items such as cash, debt and earnings per share, we believe that you should revise your pro forma financial statements to disclose the different scenarios of redemption by RLJ stockholders. For example, you may include a pro forma adjustments column assuming no redemption of common stock and a pro forma column assuming maximum redemption (i.e. stockholders’ equity of $5,000,001 and cash of $92 million). Your pro forma disclosures should also be revised to include a sensitivity analysis which reflects the potential adjustments to the pro forma financial statements assuming certain levels of shares less than the maximum are converted (e.g. 5%, 10%, etc.). See Article 11-02(b)(8) of Regulation S-X.

Response to Comment No. 57

The Company has expanded the disclosure on page 227 of Amendment No. 1 to include a subtotal assuming no redemptions and a subtotal assuming $51.1 million of redemptions, which is the maximum redemption amount that would provide the minimum available cash amount (i) required by the lender under the proposed senior credit facility and (ii) that would satisfy the applicable closing condition under the terms of the Image merger agreement and the Acorn stock purchase agreement. The Company further advises the Staff that additional sensitivity disclosure has been added to Note 4 on page 231 of Amendment No. 1.

Securities and Exchange Commission

June 26, 2012

58.	We note that the pro forma financial statements include the consolidation of ACL which Acorn acquired a 64% interest in February 2012. We also note your disclosure on page 40 that although you hold a 64% interest in ACL, Acorn does not control the board of directors of ACL as the Agatha Christie Family which holds the remaining 36% interest has the right to appoint the same number of directors as Acorn, with the Agatha Christie Family having a second or casting vote in the event of a deadlock. Therefore, despite its minority economic interest, the Agatha Christie Family retains the ability to exercise a substantial control over the business and affairs of ACL. In this regard, please explain to us how you determined that ACL should be consolidated by Acorn, rather than accounted for under the equity method of accounting. Please refer to the guidance in ASC 810-10-25 in your response.

Response to Comment No. 58

The Company advises the Staff that Acorn reconsidered the accounting for its purchase of ACL and has determined due to the substantive participation rights of the Agatha Christie family, it does not have effective control over ACL. Accordingly, Acorn’s historical results as of March 31, 2012 reflect ACL as an equity investment. In addition, the unaudited pro forma condensed combined statement of operations for the 12 months ended December 31, 2011 and the three months ended March 31, 2012 include pro forma adjustments to reflect the equity interest in ACL’s net income as if ACL had been purchased by Acorn on January 1, 2011.

Unaudited Pro Forma Condensed Combined Balance Sheet as of December 31, 2011, page 202

59.	We note that your pro forma condensed combined balance sheet as of December 31, 2011 includes a column which combines the purchase accounting adjustments for Image and Acorn. In light of the fact that Image shareholders are being asked to vote on the Image merger, we believe that the information relevant to the Image merger should be presented separately from the Acorn acquisition. Please revise to separate this information into two columns on the face of the pro forma balance sheet. The purchase price allocation in Note 4 should also be revised to separately present amounts related to Image and Acorn.

Response to Comment No. 59

The Company has revised the pro forma adjustments to separately present in two columns on the face of the pro forma balance sheet the information for Image and Acorn on page 224 of Amendment No. 1. The Company further advises the Staff that the purchase price allocation included in Note 4 on page 233 of Amendment No. 1 has been revised to separately present amounts related to Image and Acorn.

60.	We note that you have included Notes at the bottom of the pro forma balance sheet and pro forma statement of operations which are labeled (A) through (G). However, the notes do not appear to correspond to the references in the financial statements. Further, the nature of the information included in the notes is not understandable in that it references increases and decreases that do not appear to be consistent with the amounts in the pro forma financial statements. Please advise or revise accordingly.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 60

The Company has revised the labels and reflected the amounts included in the corresponding Notes in thousands in Amendment No. 1 so that such amounts can be more easily agreed to the pro forma financial statements.

61.	We note your disclosure on page 21 that upon consummation of the business combination, Lazard Middle Market is entitled to receive a fee of $1 million from RLJ and is entitled to reimbursement from RLJ of certain of its expenses in connection with its engagement as RLJ’s financial advisor. Please revise the pro forma balance sheet to include accrual of this fee and reimbursement of expenses as they appear to be factually supportable and directly related to the transaction.

Response to Comment No. 61

The Company has revised the disclosure in Note 5 beginning on page 234 of Amendment No. 1 in response to the Staff’s comment.

62.	We note from your disclosure on page 120 in the MD&A section for Acorn, that in connection with the acquisition of ACL, Acorn borrowed $2.7 million from certain of its existing stockholders in the form of loans that are subordinated to the term loan and line of credit. Please confirm that this amount is included in the $20,500 borrowing that will not be assumed as part of the transaction. If it is included in the $20,500, please revise the notes to the pro forma financial statements to disclose that the $20,500 borrowings by Acorn for the ACL purchase which will not be assumed in the transaction include an $18,000 term loan and $2.5 million in shareholder loans, if true. If the $2.7 million loan from existing stockholders has not been accrued in the pro forma balance sheet, please include this adjustment.

Response to Comment No. 62

The Company advises the Staff that Note 1 on page 235 of Amendment No. 1 has been revised to disclose the amounts that comprise the $20.5 million in term loans incurred by Acorn from Acorn shareholders in connection with the acquisition of ACL.

63.	We note that the presentation of certain amounts within liabilities and stockholders’ equity sections on the unaudited pro forma condensed combined balance sheet for RLJ as of December 31, 2011 are not consistent with the amounts presented on the audited balance sheet of RLJ as of December 31, 2011. Please revise to make consistent with the audited balance sheet and separately present a pro forma adjustment(s) for the reclassifications related to deferred underwriting fee and redeemable common stock to avoid confusion. The notes to the pro forma financial statements should be revised to disclose in appropriate detail the nature and reason(s) for the reclassifications.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 63

The Company advises the Staff that the pro forma balance sheet as of December 31, 2011 has been replaced with a pro forma balance sheet as of March 31, 2012 on page 224 of Amendment No. 1. In the pro forma balance sheet as of March 31, 2012, (i) shares of RLJ common stock that are subject to redemption have been presented as temporary equity and (ii) shares of RLJ common stock that will not be redeemed have been reclassified as permanent equity in the reclassification column.

64.	Similarly, we note that the classification of Series B preferred stock within the balance sheet for Image as of December 31, 2011 is not consistent with the amounts presented on the unaudited consolidated balance sheet on page F-16. Please revise accordingly.

Response to Comment No. 64

The Company advises the Staff that the pro forma balance sheet as of December 31, 2011 has been replaced with a pro forma balance sheet as of March 31, 2012 on page 224 of Amendment No. 1. In the pro forma balance sheet as of March 31, 2012, the shares of Series B preferred stock of Image have been presented as temporary equity and not permanent equity. The elimination of these shares in an adjustment column also has been consistently reclassified.

65.	We note your disclosure on page 102 that under the terms of the Image merger agreement, all outstanding options shall terminate, restricted stock awards for Type A and Type B restricted stock that are outstanding shall become fully vested and outstanding shares of Type C restricted stock will be forfeited. Please tell us and disclose in the notes to the pro forma financial statements, the nature of this accelerated vesting of Type A and Type B restricted stock and the amount, if any, that will be recognized as an expense at the time of acquisition. If an expense will be recognized related to this accelerated vesting, it should be reflected as an adjustment (i.e. accrued expense) to the pro forma balance sheet. You should also disclose that the expense is non-recurring and therefore has not been included in the pro forma statements of operations. Also, please tell us how the Type A and Type B restricted stock has been included in the weighted average shares outstanding for purposes of the pro forma financial statements.

Response to Comment No. 65

The Company advises the Staff that it has added disclosure to Item W in Note 7 on page 240 of Amendment No. 1 related to the acceleration of Type A and Type B restricted stock of Image. The Company believes that any acceleration of restricted stock will have no impact on the pro forma balance sheet as vested shares only result in dilution to Image’s selling stockholders share of the purchase consideration (i.e., since the Image stockholder are receiving a fixed number of shares of the Company’s common stock, the consideration due to the holders of Type A and Type B restricted stock of Image will not be paid by Image, but instead by the selling stockholders of Image from the purchase consideration otherwise due). In addition, the acceleration of the Type A and Type B restricted stock of Image does not impact the number of shares to be issued to Image stockholders as purchase consideration since it represents dilution to the existing stockholders of Image only. As a result, the Company does not believe that the acceleration of the Type A and Type B restricted stock of Image has any impact on the weighted average shares outstanding.

Securities and Exchange Commission

June 26, 2012

66.	We note from your disclosures elsewhere in the filing that no fractional shares of Image common stock will be issued in connection with the merger and holders of Image Entertainment common stock will be entitled to receive cash in lieu thereof. Please tell us how you have considered this potential cash payment in your pro forma adjustments to the balance sheet. If the amount of cash you will be required to disburse cannot be determined at this time, please include a statement to this effect in the notes to the pro forma financial information.

Response to Comment No. 66

The Company has revised Note 1 on page 227 of Amendment No. 1 to disclose that the amount of cash necessary to settle any fractional shares cannot be determined at this time in response to the Staff’s comment.

Note 1. Description of Business Combination, page 204

67.	We note your disclosure in the second paragraph of Note 1 that the anticipated purchase consideration for Image is $44 million, consisting of (i) $22.6 million in cash for the purchase of Image’s Series B preferred stock, and (ii) approximately 2.14 million shares of common stock of New RLJ in exchange for Image’s outstanding common stock. In light of the disclosures on page 18 and elsewhere that the $22 million purchase price of the Image preferred stock will consist of $7.2 million cash and $14.8 million of subordinated promissory notes, please explain to us why your pro forma financial statements assume that the entire purchase price of the preferred stock will be in cash. Please revise your filing to fix this discrepancy. If the most likely scenario appears that the consideration for the preferred stock will be made in cash and subordinated notes, please disclose this fact.

Response to Comment No. 67

The Company advises the Staff that Note 1 on page 227 of Amendment No. 1 has been revised to reflect two different scenarios for the amount of redemptions for RLJ common stock and the related impact on the mix of cash and subordinated promissory notes to be received as purchase consideration by the holders of the Series B preferred.

68.	Also, please explain to us and revise to disclose how you calculated or determined the $10 fair value per share amount for the New RLJ common stock.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 68

The Company advises the Staff that the $10 fair value per share amount for the New RLJ common stock was determined as the result of negotiations among RLJ, Image and Acorn. In addition, the Company notes that such per share value closely approximates (i) the per share redemption amount of $9.95 and (ii) the trading value of RLJ common stock of $9.75 on March 30, 2012, the last trading day for RLJ common stock prior to the announcement of the proposed business combination. The Company has revised the disclosure in Note 1 on page 227 of Amendment No. 1 in response to the Staff’s comment.

Note 4. Estimate of the Assets to be Acquired and Liabilities to be Assumed, page 206

69.	We note that your purchase price allocation for both ACL and Image/Acorn does not appear to include any adjustments to record the existing assets and liabilities at their fair value. Please revise to show the adjustments made to revalue the assets and liabilities at December 31, 2011 to their fair value in accordance with ASC 805-20-30-1. These adjustments should be shown for each major category of assets acquired and liabilities assumed. Also, in light of the fact that the allocation concept should not be used in the calculation of goodwill, we would expect to see the calculation of goodwill as the acquisition-date fair value of the consideration transferred less the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed and any non controlling interest. See guidance in ASC 805-30-30-1. Please revise accordingly.

Response to Comment No. 69

The Company has added disclosure in Note 4 on page 232 of Amendment No. 1 stating that it estimates the fair value of the acquired assets and liabilities of Image and Acorn to be equal to their book values. Accordingly, the only fair value adjustments currently anticipated are those adjustments relating to certain indentifiable assets and goodwill. In addition, the Company has also provided a goodwill calculation table at the end of Note 4 on page 234 of Amendment No. 1.

70.	We note from the purchase price allocation included on page 206, that $73,172 of the Image/Acorn purchase price and $15,545 of the ACL purchase price has been allocated to identifiable intangibles. We also note your disclosure on page 207 that the fair value of the identifiable intangible assets and their weighted-average useful lives have been estimated to equal 75% of the excess by which the consideration paid to acquire Image and Acorn (including ACL) exceeds the companies’ fair value of tangible net assets acquired. Please note that we do not believe that this type of method is acceptable for pro forma presentation purposes as it does not comply with the requirements of ASC 805-20-30 which states that identifiable intangible assets that meet the recognition criteria shall be recorded at fair value. Therefore, for each significant category of intangible assets to be acquired in connection with each of the acquisition transactions (Image, Acorn and ACL), please revise the notes to the pro forma financial information to identify the amount attributable to each intangible asset and its useful life, and to explain how management determined the fair value to be assigned to each category of intangible assets, including how management determined the estimated useful lives of the various categories of intangible assets.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 70

The Company has revised the disclosure in Note 4 on page 232 of Amendment No. 1 to include (i) significant categories of intangible assets to be acquired, (ii) amounts attributable to each major category, and (iii) management’s preliminary assessment of estimated useful lives and amortization methodologies.

71.	We note from your purchase price allocation that the consideration expected to be exchanged in the Image and Acorn transactions includes cash, RLJ Entertainment common share consideration, and RLJ Entertainment warrant consideration. Please explain to us and revise the notes to the pro forma financial statements to disclose how you determined or calculated the amounts attributable to both common stock and warrant consideration. Your response and revised disclosure should include the parties to which the shares or warrants are to be issued; the number of common shares and warrants to be issued; and how fair value is determined for the common shares and warrants to be issued. Also, please tell us why the subordinated notes to be issued to the Image Preferred B shareholders do not appear in the detail of consideration.

Response to Comment No. 71

The Company respectfully refers the Staff to its Response to Comment 68 as to the determination of the fair value of the Company’s common stock. The Company advises the Staff that the fair value of the warrants to be issued to Acorn was determined using a lattice model. In addition, the Company has added disclosure to Note 1 of the pro forma financial statements beginning on page 227 of Amendment No. 1. The Company further advises the Staff that is has revised the disclosure throughout the pro forma financial statements to provide two possible scenarios in terms of redemptions of RLJ common stock and the related impacts of such redemptions, including the impact on the mix of cash and subordinated promissory notes to be received as purchase consideration by the holders of the Series B preferred stock of Image (See also the Company’s Response to Comment 67).

Note 5. Other RLJ Sources and Uses of Cash, page 208

72.	Reference is made to your disclosure of the sources and uses of cash in these acquisition transactions. Please revise to provide more detail of the nature of each amount and how you determined or calculated that amount. For example, please revise to disclose the nature of the vendor advance including the terms and restrictions. Also, please revise to include the nature and terms, including interest rate and maturity date of the Sun Trust term loan.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 72

The Company has revised the disclosure in Note 5 on page 234 of Amendment No. 1 in response to the Staff’s comment.

73.	We note from your disclosure on page 160 that in regards to the SunTrust credit facility that will be entered into in connection with these acquisition transactions, New RLJ will be required to pay several fees upon closing of the credit facility including a structuring fee of $560,000, a 1% upfront fee in respect of the initial loan commitments, and a 1% arrangement fee. Please revise the pro forma financial statements to disclose the nature and amount of these fees and to include the amounts in the adjustments to the pro forma financial statements as applicable.

Response to Comment No. 73

The Company has revised the disclosure in Note 5 on page 234 of Amendment No. 1 to disclose the fees payable to SunTrust in connection with the proposed credit facility. The Company advises the Staff that no adjustments were required to the pro forma financial statements since the fees payable to SunTrust were already included in such statements.

Note 7. Adjustments to Unaudited Pro Forma Condensed Combined Statements, page 208

Item (B), page 208

74.	We note your disclosure that this adjustment of $.2 million is related to the deferred manufacturing cost amortization and is a reduction to the inventory purchase cost over a three- year period. Please explain to us and revise to disclose how you calculated or determined the $.2 million amount. Also, please tell us why you believe this adjustment is factually supportable.

Response to Comment No. 74

The Company has added disclosure to Item A in Note 6 on page 235 of Amendment No. 1 in response to the Staff’s comment. In addition, the Company has revised Note 5 on page 235 of Amendment No. 1 to describe the terms of the vendor advances and why they are factually supportable.

Item (C), page 208

75.	We note your disclosure that this adjustment is related to the compensation paid to Acorn’s Chairman and Vice Chairman which will not continue in the combined company pursuant to certain contractual agreements to be entered into once the business combination is consummated. Please explain in further detail the nature of contractual agreements that will be entered into once the business combination is consummated. Please tell us if there are any other employment agreements that will take effect upon completion of these transactions, such as for additional management compensation or bonuses. To the extent that these agreements become finalized prior to the planned effectiveness of your Form S-4 registration statement, we believe that the financial impacts related to any such new agreements should be included in the unaudited pro forma condensed combined financial statements. Please revise the pro forma financial accordingly. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 75

The Company advises the Staff that Acorn’s current Chairman of the board of directors will become the Non-Executive Vice-Chairman of the Company, and Acorn’s current Vice-Chairman of the board of directors will not serve as an executive officer or director of the Company upon consummation of the business combination. In addition, it is currently anticipated that the Company will enter into employment agreements with each of Theodore S. Green, Miguel Penella, John W. Hyde, and John P. Avagliano to serve as the Company’s Chief Executive Officer, President and Chief Operating Officer, President, Global and Strategic Development, and Chief Financial Officer, respectively. The Company has added disclosure to Item B in Note 6 on page 235 of Amendment No. 1 to include the anticipated salary and incentive compensation payable to these executive officers.

Adjustment (D), page 208

76.	We note your disclosure that this adjustment relates to identified intangibles amortization using an estimated period of five years and using the straight-line method. Please explain to us why you believe that five years is an appropriate useful life to use for each of the identifiable intangible assets acquired. As part of your response, please identify the period over which you expect to generate cash flows related to each intangible.

Response to Comment No. 76

The Company has revised and added disclosure to Item C in Note 6 on page 236 of Amendment No. 1 in response to the Staff’s comment.

Adjustment (F), page 209

77.	We note that this adjustment relates to interest expense. Please revise to include the interest rate used in calculating the interest expense on the Term Loan. Also, please revise to disclose the nature of the deferred financing amortization and the debt discount amortization-vendor and to explain how you determined or calculated each of these interest expense amounts. Additionally, we note that there is a possibility that the consideration made to the Image preferred shareholders will be in cash and subordinated notes, rather than just the cash assumed as of December 31, 2011. Please revise to disclose the terms of the subordinated notes and the interest expense that would be recorded for the year ended December 31, 2011 had the notes been issued in the transaction.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 77

The Company has added disclosure to Item F in Note 6 on page 237 of Amendment No. 1 in response to the Staff’s comment.

Adjustment (I), page 209

78.	We note that this adjustment is for the income related to the non-controlling interests for the 36% ownership of ACL that was not acquired. Please revise to disclose how this amount was calculated or determined.

Response to Comment No. 78

The Company has removed the adjustment on page 237 of Amendment No. 1 since ACL is being accounted for under the equity method with the pro forma financial statements of Amendment No. 1 (see the Company’s Response to Comment 58).

Item (M), page 210

79.	Please revise your disclosure in the notes to the pro forma financial statements to include a qualitative description of the factors that make up the goodwill recognized for each of the acquisitions (Image, Acorn and ACL), such as expected synergies from combining operations of the acquirees and the acquirer, intangible assets that do not qualify for separate recognition, or other factors. Also, please disclose the total amount of goodwill that is expected to be deducted for tax purposes and the amount of goodwill by reportable segment. See ASC 805-30-50-1.

Response to Comment No. 79

The Company has added a qualitative description of the factors that make up the good will recognized in Note 4 on page 232 of Amendment No. 1. In addition, the Company has added disclosure to Item M in Note 7 on page 239 of Amendment No. 1 regarding the tax deductibility of goodwill and the reporting segments.

Item (T), page 210

80.	We note your disclosure that this amount eliminates ACL’s historical equity ($12.5 million) and transaction fees ($2.0 million) expensed in purchase accounting. Please tell us how this amount differs from the $2.9 million adjustment in Item (P).

Response to Comment No. 80

The Company advises the Staff that the adjustment has been deleted on page 239 of Amendment No. 1 since ACL is included in the historical financial results of Acorn. The Company further advises the Staff that the difference between the transaction costs incurred of $2.9 million less the $2.0 million that was expensed is the $.9 million of deferred financing cost capitalized as an asset.

Securities and Exchange Commission

June 26, 2012

Item (U), page 210

81.	We note that this adjustment of $.7 million includes the anticipated fair value of New RLJ common shares and warrants to be issued as purchase consideration to consummate the business combination with Image and Acorn. Please provide us more details as to how the $.7 million was calculated. As part of your response please explain in detail how the fair value of the New RLJ common shares and warrants was calculated and determined.

Response to Comment No. 81

The Company has added disclosure to Item R in Note 7 on page 240 of Amendment No. 1 in response to the Staff’s comment.

Item (V), page 210

82.	We note that this adjustment eliminates the historical non-controlling interest amounts recorded at Acorn that are not part of the combined company going forward. Please explain to us, and disclose in the notes to the pro forma financial statements, why there will not be any noncontrolling interest of Acorn in the new company. Your response and revised disclosure should include the nature of any consideration paid to the noncontrolling owners to purchase their interest. In this regard, we note your disclosure on page 180 that prior to the consummation of the Acorn acquisition, Acorn shall purchase all the outstanding shares of Acorn Australia then held by persons other than Acorn, and either Acorn or AIP shall purchase all of the issued and outstanding shares of Acorn UK then held by persons other than AIP, the cost of which buyout payments will be included as part of the transaction costs. Please revise to disclose the accounting for this purchase of the non-controlling interest in your pro forma financial statements.

Response to Comment No. 82

The Company has added disclosure to Item Q in Note 7 on page 239 of Amendment No. 1 in response to the Staff’s comment.

Description of New RLJ Securities, page 211

83.	You qualify your description of New RLJ’s securities by reference to the applicable provisions of the NRS. Such a qualification is inappropriate unless you file the applicable provisions of the NRS as an exhibit to the registration statement. Please revise accordingly.

Response to Comment No. 83

The Company has deleted the reference to the applicable provisions of the NRS on page 241 of Amendment No. 1.

Securities and Exchange Commission

June 26, 2012

Warrants, page 211

84.	Pursuant to RLJ’s registration statement on Form S-1 (File No. 333-170947), the original warrants were exercisable on the later of 30 days after the completion of RLJ’s initial business combination or 12 months from the closing of RLJ’s initial offering. Please reconcile such disclosure with the disclosure contained in the first paragraph and elsewhere in the filing or advise.

Response to Comment No. 84

The Company has corrected the disclosure on page 241 of Amendment No. 1 to note that the New RLJ warrants will become exercisable 30 days after the completion of the proposed business combination. The Company also has revised the disclosure elsewhere in Amendment No. 1 as appropriate.

Annexes, page 228

85.	Please attach Annexes G and H. We note that the referenced annexes are currently omitted.

Response to Comment No. 85

The Company advises the Staff that Annexes G and H have been included in Amendment No. 1.

Image Entertainment Report of Independent Registered Public Accounting Firm, page F-14

86.	We note that you have included the auditors’ report on the audited financial statements for the year ended December 31, 2011 in duplicate, in two places in your filing, immediately prior to the unaudited interim financial statements as of and for the nine months ended December 31, 2011, and immediately prior to the audited financial statements as of and for the year ended December 31, 2011. To avoid confusion, we believe that you should remove one of these audit reports, preferable the audit report immediately prior to the interim financial statements.

Response to Comment No. 86

The Company advises the Staff that the duplicate audit report for Image appearing in the Registration Statement immediately prior to the interim financial statements has been removed from Amendment No. 1.

Securities and Exchange Commission

June 26, 2012

Acorn Media Group, Inc. Audited Financial Statements for the Year Ended December 31, 2011

Note 2. Revenue Recognition, page F-82

87.	We note your disclosure that revenue is generally recognized when the product is shipped. Please explain to us and revise your notes to disclose how your revenue recognition policy complies with the guidance in ASC 605-15-25-1.

Response to Comment No. 87

The Company advises the Staff that Acorn recognizes revenue in accordance with ASC 605-15-25. Acorn recognizes revenue from products sales when title and risk of loss pass to the customer, which is generally upon shipment, provided that the price is fixed and determinable, collection of amounts due from Acorn’s customers is not contingent upon the resale of Acorn’s products, Acorn has no significant unfilled vendor obligations, and the amount of future returns is subject to reasonable estimation based upon historical practices and evidence. Acorn has revised disclosure of its revenue recognition policy in Note 2 to its consolidated financial statements on page F-75 of Amendment No. 1 to provide greater clarity of its policy and its compliance with ASC 605-15-25.

Note 7. Acquisition of Agatha Christie Limited, page F-86

88.	We note your disclosure that due to the proximity of the closing of the transaction to the date upon which the audited financial statements were available for release, the Company has not finalized certain matters related to the accounting for this business combination, and as a result, it is unable to provide certain disclosures required under ASC Topic 805. If you are currently able to provide the disclosures required by ASC 805-10-50, 805-20-50 and 805-30-50, please revise the notes to your financial statements to include this information. We note that you include unaudited financial information of ACL and the purchase price allocation of ACL in the notes to the pro forma financial statements. In this regard, it appears this information is available to be included in the notes to the audited financial statements. Please advise or revise accordingly.

Response to Comment No. 88

The Company advises the Staff that Acorn has evaluated all terms and conditions associated with its investment in ACL in the context of ASC 810-10-25 as of the date of its investment. Acorn has concluded that the rights and privileges of the noncontrolling shareholders of ACL are similar to “Substantive Participating Rights” as defined in ASC 810-10-25-11, and that those rights in the aggregate provide the noncontrolling shareholders with the ability to participate in significant decisions that would be expected to be made in ACL’s ordinary course of business. Specifically, the noncontrolling shareholders share equal representation on the board of directors of ACL, and control the casting vote in the event that the board of directors in unable to reach a majority decision on any matter impacting ACL. As a consequence, Acorn has concluded that its majority voting interest does not afford it with control sufficient to require or permit the consolidation of the financial statements of ACL under ASC 810.

Securities and Exchange Commission

June 26, 2012

Acorn has concluded, however, that its voting interests and representation on the board of directors of ACL, along with other factors, does provide Acorn with significant influence over ACL, as that term defined in ASC 323-10-15. Accordingly, Acorn is accounting for its investment from the date of acquisition in accordance with ASC 323-10 using the equity method of accounting.

The Company further advises the Staff that Acorn has revised the disclosure in Note 7 to its consolidated financial statements on page F-80 of Amendment No. 1 accordingly. Acorn has also revised Note 2 to its consolidated financial statements on page F-71 of Amendment No. 1 to include its policies for accounting for investments using the equity method of accounting.

Note 10. Commitments, page F-88

89.	We note from your disclosure in Note 10 that it appears that in the event of a change of control, senior employees will be paid a retention bonus of $885,103 as of December 31, 2011. It also appears that non-senior employees are eligible for up to $810,000 in bonus compensation. In light of the fact that a change of control will occur at the time of the acquisition transaction, it appears that these amounts should be included in the pro forma financial statements. Please revise the pro forma financial balance sheet to include a liability for all bonus or retention payments that will be made that are directly attributable to the transaction and factually supportable. You should also disclose that these amounts will be expensed at the time of the transaction but were not included in the pro forma income statement because they are non-recurring in nature.

Response to Comment No. 89

The Company supplementally advises the Staff that pursuant to the terms of the Acorn stock purchase agreement, all such bonus amounts will be included in the transaction costs deducted from the amounts payable by the Company to Acorn shareholders upon closing of the Acorn acquisition. Accordingly, the Company does not believe that such amounts should be included in the pro forma financial statements.

Note 12. Acorn Media Group NonQualified Stock Options, page F-89

90.	We note that during 2009 you granted stock options in which you recorded an expense and liability for the fair value of the options. We further note that you used the Black Scholes method of valuing the options. Please revise to include the detailed assumptions used in the Black Scholes method to value these options in 2009. Also, in light of the fact that your stock was not publicly traded at the time the options were issued, please provide us details and revise your note to the financial statements to disclose how the value of the underlying stock was calculated or determined. Your response and revised disclosure should include the nature and amount of all significant assumptions used in the valuation. Additionally, please tell us why it does not appear that the fair value of the stock option liability changed from the time the options were issued in 2009 until the time it was reclassified to equity.

Securities and Exchange Commission

June 26, 2012

Response to Comment No. 90

The Company advises the Staff that Note 12 of Acorn’s consolidated financial statements on page F-83 of Amendment No. 1 has been updated to include the assumptions used for the Black Scholes method for all periods in which stock based awards were granted.

The Company also advises the Staff that, for purposes of valuing the underlying stock of Acorn at the date of grant for the limited number of stock based awards granted by Acorn, the board of directors of Acorn considers numerous factors it considers appropriate and consistent with factors commonly used in valuing privately held companies, including the prices indicated in recent offers from third parties for the purchase of Acorn’s equity, the recent and current economic performance of Acorn, the current economic environment, and valuation metrics, and if appropriate, similar publicly traded companies. The Company advises the Staff that Acorn has revised Note 12 to its consolidated financial statements to include a description of factors considered by the board of directors of Acorn in valuing the underlying stock of Acorn.

The Company further advises the Staff that Acorn revalued the options prior to their reclassification to equity, but the change in value was deemed by Acorn to be immaterial and therefore was not recorded at the time of the reclassification.

Note 15. Subsequent Events, page F-91

91.	We note your disclosure that in March 2012 the board of directors approved a bonus pool for senior management personnel and for certain employees with stock options that have expired prior to exercise. If these amounts will be paid in connection with the acquisition transaction, we believe they should be included as adjustments to the pro forma financial statements. Please revise the pro forma financial balance sheet to include a liability for all bonus payments that will be made that are directly attributable to the transaction and factually supportable. You should also disclose that these amounts will be expensed at the time of the transaction but were not included in the pro forma income statement because they are non-recurring in nature.

Response to Comment No. 91

The Company supplementally advises the Staff that pursuant to the terms of the Acorn stock purchase agreement, all such bonus amounts will be included in the transaction costs deducted from the amounts payable by the Company to Acorn shareholders upon closing of the Acorn acquisition. Accordingly, the Company does not believe that such amounts should be included in the pro forma financial statements.

Securities and Exchange Commission

June 26, 2012

If you should have any questions about this letter or require any further information, please call me at (212) 801-6926.

Sincerely,

/s/ Joseph A. Herz

Joseph A. Herz

cc:	Donald E. Field, Esq.
Ms. Claire Erlanger
Ms. Jean Yu
Mr. H. Van Sinclair
Alan I. Annex, Esq.
David J. Katz, Esq.
Sharon A. Kroupa, Esq.

Encls.